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8-40905

[redacted]

02021855

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 18 2002

SEC FILE NUMBER
~~8-B-0241100~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East State Street, 20th Floor, Suite 2000
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Brian Pollard (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners LLP
(Name – *if individual, state last, first, middle name*)

500 South Front Street, Suite 700	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, T. Brian Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Brenda J. Schneider

Notary Public

NOTARIAL SEAL STATE OF OHIO

BRENDA J. SCHNEIDER
Notary Public, State of Ohio
My Commission Expires June 20, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANCASTER POLLARD & CO.

FINANCIAL STATEMENTS

* * * * * *

December 31, 2001 and 2000

CONTENTS

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLP
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Stockholders
Lancaster Pollard & Co.
Columbus, Ohio

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Lancaster Pollard & Co. as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co., as of December 31, 2001 and 2000.

GBQ Partners LLP

Columbus, Ohio
January 11, 2002

LANCASTER POLLARD & CO.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 690,202	$ 1,559,880
Accounts receivable:		
Trade	19,977	1,921
Stockholder	5,446	6,812
Related party	37,370	51,903
Prepaid expenses	10,870	12,000
Total current assets	763,865	1,632,516
PROPERTY AND EQUIPMENT		
Computer equipment and software	119,764	110,386
Furniture and fixtures	89,718	74,416
	209,482	184,802
Less: accumulated depreciation	(137,260)	(107,789)
Total property and equipment	72,222	77,013
TOTAL ASSETS	$ 836,087	$ 1,709,529

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accrued compensation and payroll taxes	$ -	$ 337,959
Deferred revenue	-	34,087
Accrued profit sharing	35,498	29,916
Deposits	102,000	95,000
Total current liabilities	137,498	496,962
STOCKHOLDERS' EQUITY		
Common stock, no par value, 750 shares authorized, 100 shares issued and outstanding	500	500
Additional paid-in capital	39,500	39,500
Retained earnings	658,589	1,172,567
Total stockholders' equity	698,589	1,212,567
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 836,087	$ 1,709,529

The accompanying notes are an integral part of the financial statements.

NATURE AND SCOPE OF BUSINESS

Lancaster Pollard & Co. (the Company) was incorporated in Ohio in 1988. The Company's primary business activity is the underwriting of taxable and tax-exempt securities, primarily to the long-term healthcare industry.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost, less accumulated depreciation computed on the straight-line method over estimated lives ranging from three to five years. Major renewals and betterments are capitalized and depreciated; maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company has elected S corporation status. Accordingly, the stockholders annually pay federal and state income tax on the taxable income of the corporation.

(Continued)

CASH

The Company maintains its cash in one account with one financial institution.

NOTE RECEIVABLE

The Company had a note receivable from a client in the amount of $500,000. Interest was payable monthly at prime plus 1% and principal was repaid on February 10, 2000. The note was secured by a mortgage on the property.

RELATED PARTY TRANSACTIONS

The Company has entered into an arrangement to provide office space and administrative services to LPC Mortgage Company and Lancaster Pollard Asset Management, which are corporations also owned by the Company's stockholders. During 2001 and 2000, the Company was reimbursed $707,953 and $433,517, respectively for such costs. Additionally, Lancaster Pollard Asset Management paid the Company $119,594 and $139,774, respectively for the year ended December 31, 2001 and 2000 for referral fees. At December 31, 2001 and 2000 the Company had a receivable of $37,370 and $51,903, respectively, from Lancaster Pollard Asset Management.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn as cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, respectively, the Company had net capital of $572,681 and $1,064,839, which was $472,681 and $964,839 in excess of its required net capital of $100,000, for each year. At December 31, 2001 and 2000, the ratio of aggregated indebtedness to net capital was .24 to 1 and .47 to 1, respectively.

PROFIT SHARING

The Company maintains a safe harbor 401(k) plan. The 401(k) plan covers all full-time employees who meet certain age and length of service requirements. Contributions to this plan for the year ended December 31, 2001 and 2000 were $35,414 and $29,916, respectively.